<pre>
                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration File No. 333-102781

                              CONECTISYS CORPORATION

                       PROSPECTUS SUPPLEMENT DATED OCTOBER 28, 2003

        The prospectus of ConectiSys Corporation dated May 12, 2003 is supplemented to update various information, including information relating to an amendment to the outstanding convertible debentures of ConectiSys Corporation that reduced the conversion price of those debentures:

                from the lower of 50% of the average of the three lowest intraday trading prices of a share of our common stock on the OTC Bulletin Board{R} during the twenty trading days immediately preceding the conversion date, and either (a) $.06 for the March, May and June 2002 convertible debentures, or (b) $.01 for the November 2002, March and May 2003 convertible debentures;

                to the lower of 40% of the average of the three lowest intraday trading prices of a share of our common stock on the OTC Bulletin Board{R} during the twenty trading days immediately preceding the conversion date, and either (a) $.06 for the March, May and June 2002 convertible debentures, or (b) $.01 for the November 2002, March and May 2003 convertible debentures.

THE FOLLOWING RISK FACTOR IS UPDATED AS FOLLOWS:
------------------------------------------------------------------------------

     Shares of our common stock eligible or to become eligible for public sale could adversely affect our stock price and make it difficult for us to raise additional capital through sales of equity securities.

        As of October 24, 2003, we had outstanding 526,534,342 shares of common stock, of which all but approximately 351,924,000 shares were unrestricted under the Securities Act of 1933. As of October 24, 2003, we also had outstanding options, warrants, promissory notes, convertible debentures and preferred stock that were exercisable for or convertible into approximately 837,161,000 shares of common stock, approximately 805,201,000 of which are covered by registration rights. Sales of a substantial number of shares of our common stock in the public market, or the perception that sales could occur, could adversely affect the market price of our common stock. Any adverse effect on the market price of our common stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate.

     Conversion or exercise of our outstanding derivative securities could substantially dilute your investment because the conversion and exercise prices of those securities and/or the number of shares of common stock issuable upon conversion or exercise of those securities are subject to adjustment.

        We have issued various notes, debentures and warrants that are convertible or exercisable at prices that are subject to adjustment due to a variety of factors, including fluctuations in the market price of our common stock and the issuance of securities at an exercise or conversion price less than the then-current exercise or conversion price of those notes, debentures or warrants. As of October 24, 2003, the closing price of a share of our common stock on the OTC Bulletin Board{R} was $.0049. On that date, our notes, debentures and warrants outstanding with adjustable conversion and/or exercise prices were convertible or exercisable into approximately 781,987,000 shares of our common stock. The number of shares of common stock that these adjustable securities ultimately may be converted into or exercised for could prove to be greater than this amount if the market price of our common stock declines. You could, therefore, experience substantial dilution of your investment as a result of the conversion or exercise of our outstanding derivative securities.

        The applicable conversion price of our debentures and a convertible promissory note issued to certain security holders is variable and does not have a lower-limit, therefore the dilutive effect to our existing security holders is theoretically limitless. Conversely, because the variable conversion price of these debentures and convertible promissory note has an upper limit, an increase in the trading price of a share of our common stock will result in a limited benefit to existing security holders with respect to the conversion of these debentures and the convertible promissory note. The following table sets forth the number of shares issuable upon conversion of the principal portion of the debentures and the convertible promissory note issued to certain security holders and outstanding as of October 24, 2003, based upon the indicated hypothetical trading prices:

                                            Approximate
                                             Number of        Percentage of
Hypothetical                                  Shares            Company's
Trading Price     Conversion Price (1)      Issuable (2)     Common Stock (3)
-------------    ---------------------     ------------     -----------------
   $.0100             $.004                248,424,000           32%
   $.0075             $.003                331,231,000           39%
   $.0050             $.002                496,847,000           49%
   $.0025             $.001                993,694,000           65%
_______________

        (1) The conversion price of our debentures and the convertible promissory note is the lower of 40% of the average of the three lowest intraday trading prices of a share of our common stock on the OTC Bulletin Board{R} during the twenty trading days immediately preceding the conversion date, and either (a) $.06 for the March, May and June 2002 convertible debentures,
                (b) $.01 for the November 2002, March and May 2003 convertible debentures, or (c) $.005 for the October 2003 convertible promissory note. As of October 24, 2003, the applicable conversion price was $.0014.

        (2) Our current authorized capital allows us to issue a maximum of 1,000,000,000 shares of common stock.

        (3) Amounts are based on 526,534,342 shares of our common stock outstanding as of October 24, 2003 plus the corresponding number of shares issuable. Each of the holders of our convertible debentures may not convert our debentures into more than 4.9% of our then-outstanding common stock; however, the holders may waive the 4.9% limitation, thus allowing the conversion of their debentures into a number of shares of common stock in excess of 4.9% of our then-outstanding common stock.

        The holders of our convertible debentures may elect to receive payment for accrued and unpaid interest on our convertible debentures in shares of our common stock based on the conversion price and on the same terms described above with respect to conversions of the principal portion of these debentures. As a result of conversions of the principal or interest portion of our convertible debentures and related sales of our common stock by the holders of our convertible debentures, the market price of our common stock could be depressed, thereby resulting in a significant increase in the number of shares issuable upon conversion of the principal and interest portions of these debentures. You could, therefore, experience substantial dilution of your investment as a result of the conversion of the principal or interest portions of our convertible debentures.

THE LIQUIDITY AND CAPITAL RESOURCES SUBSECTION OF
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS SECTION IS REPLACED WITH THE FOLLOWING:
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Liquidity and Capital Resources

        During the nine months ended June 30, 2003 we financed our operations solely through private placements of securities. Because we have only recently completed the development of our H-Net{TM} system for commercial production and are in a cost-reduction phase of development, we have never generated any revenue from operations. Our consolidated financial statements as of and for the years ended September 30, 2002 and 2001 have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

        As of June 30, 2003, we had negative working capital of approximately $2,944,000 and an accumulated deficit of approximately $25,111,000 As of that date, we had approximately $57,000 in cash and cash equivalents. We had accounts payable and accrued compensation expenses of approximately $1,468,000. We had other current liabilities, including amounts due to officers, accrued interest, notes and convertible debts of approximately $1,542,000 including those issued prior to the beginning of fiscal year 2003. To the extent convertible debentures or promissory notes that we have issued are converted into shares of common stock, we will not be obligated to repay the converted amounts.

        Cash used in our operating activities totaled approximately $674,000 for the nine months ended June 30, 2003 as compared to approximately $1,082,000 for the nine months ended June 30, 2002. No cash was provided by our investing activities for the nine months ended June 30, 2003 and June 30, 2002.

        Cash provided by our financing activities totaled approximately $676,000 for the nine months ended June 30, 2003 as compared to approximately $1,326,000 for the nine months ended June 30, 2002. We raised all of the cash provided by financing activities during the nine months ended June 30, 2003 from the issuance of convertible debentures, promissory notes and/or stock subscriptions.

        In April 2001, we issued an 8 percent Convertible Note to Laurus Master Fund, Ltd., or Laurus, in the principal amount of $300,000. We have been unable to repay the amounts owed under this note and we have failed to satisfy our obligation to register for resale the shares of common stock underlying this note. On February 15, 2002, and as amended on April 2, 2002, we agreed to terms with Laurus regarding our obligations under this note. Under the terms of this agreement, we paid to Laurus $100,000 in cash on February 19, 2002 and $50,000 in cash on April 5, 2002. However, we have not met all the terms of the February 15, 2002 agreement, as well as, the original terms under the April 2001 Convertible Note. We are currently working with Laurus to pay down the remaining balance of the original April 2001 Convertible Note. As of September 30, 2002, approximately $129,000 of principal and accrued and unpaid interest under the original note remained outstanding. As of October 24, 2003, approximately $35,000 of principal and accrued and unpaid interest under this note remained outstanding.

        In February 2002, we borrowed $340,000 from the Mercator Momentum Fund in order to make the initial $100,000 payment under our settlement arrangement with Laurus and to fund continuing development of our H- Net{TM} system. This loan from the Mercator Momentum Fund is a short-term loan due May 15, 2002 and accrues interest an annual rate of 18%. The loan was secured by shares of our common stock. As of June 13, 2002, we owed Mercator Momentum Fund approximately $243,000 of principal and accrued and unpaid interest under this loan and were in default in the repayment of this debt.

        On June 14, 2002, Mercator Momentum Fund transferred collateral in the form of 5,861,814 shares of our common stock into its name as a result of our default on its loan. Of the 5,861,814 shares of common stock transferred into the name of Mercator Momentum Fund, 3,500,000 shares of our common stock were issued and pledged as collateral by us in February 2002, and 2,361,814 shares of our common stock were pledged as collateral by Robert Spigno, our Chief Executive Officer, in February 2002.

        On June 21, 2002, Mercator Momentum Fund filed an action against ConectiSys Corporation, Robert A. Spigno and Patricia A. Spigno in the Superior Court of California, County of Los Angeles (Case No. BC276283) for breach of promissory note, foreclosure of security interests and fraud and deceit. Mr. Spigno is the Chairman of the Board and a director of our company and is also our Chief Executive Officer. Ms. Spigno is our Secretary and Chief Financial Officer. On July 3, 2002, Mercator Momentum Fund filed a first amended complaint in the Superior Court of California, County of Los Angeles (Case No. BC276283) adding a claim for common count for money lent. Mercator Momentum Fund seeks damages of approximately $243,000 plus approximately $66 in interest per day commencing June 21, 2002 and other compensatory and punitive damages of unspecified amount. The complaint relates to the loan in February 2002 from Mercator Momentum Fund of $340,000, as more particularly described above.

        We believe that Mercator Momentum Fund's claims are without merit because, among other factors, we have affirmative defenses to those claims, including usury and the satisfaction of amounts owed under loan from Mercator Momentum Fund as a result of the enforcement by Mercator Momentum Fund of its security interest in shares of our common stock. We intend to vigorously defend against these claims and to pursue appropriate counterclaims against Mercator Momentum Fund. This case is currently in the pre-trial and discovery phases.

        Due to the size of the amount owed to Mercator Momentum Fund and our poor financial condition, an adverse decision in the litigation against us could have a materially negative impact on our financial condition and business prospects, including the deployment of our H- Net{TM} system.

        In March 2002, we issued $300,000 of our secured convertible debentures to four accredited investors in the first stage of a three- stage offering. The secured convertible debentures are due March 29, 2003 and provide for interest at the rate of 12% per annum. The secured convertible debentures were accompanied by warrants to purchase up to an aggregate of 1,500,000 shares of common stock. The net proceeds of that offering, after payment of related expenses, were approximately $225,000. As of October 24, 2003, an aggregate of $113,590 of principal plus related accrued and unpaid interest relating to the debentures issued in March 2002 remained outstanding.

        In May 2002, we issued $150,000 of our secured convertible debentures to four accredited investors in the second stage of a three-stage offering. The secured convertible debentures are due May 10, 2003 and provide for interest at the rate of 12% per annum. The secured convertible debentures were accompanied by warrants to purchase up to an aggregate of 750,000 shares of common stock. The net proceeds of that offering, after payment of related expenses, were approximately $140,000. As of October 24, 2003, an aggregate of $150,000 of principal plus related accrued and unpaid interest relating to the debentures issued in March 2002 remained outstanding.

        In June 2002, we issued $300,000 of our secured convertible debentures to four accredited investors in the third stage of a three-stage offering. The secured convertible debentures are due June 17, 2003 and provide for interest at the rate of 12% per annum. The secured convertible debentures were accompanied by warrants to purchase up to an aggregate of 1,500,000 shares of common stock. The net proceeds of that offering, after payment of related expenses, were approximately $237,500. As of October 24, 2003, an aggregate of $300,000 of principal plus related accrued and unpaid interest relating to the debentures issued in June 2002 remained outstanding.

        In November 2002, we issued $200,000 of our secured convertible debentures to three accredited investors in the first stage of a three-stage offering. The secured convertible debentures are due November 29, 2003 and provide for interest at the rate of 12% per annum. The secured convertible debentures were accompanied by warrants to purchase up to an aggregate of 1,000,000 shares of common stock. The net proceeds of that offering, after payment of related expenses, were approximately $225,000. The investors are obligated to purchase an additional $150,000 of our secured convertible debentures and warrants to purchase up to 750,000 shares of common stock within 5 days after the effective date of the registration statement of which this prospectus is a part. As of October 24, 2003, an aggregate of $80,103.92 of principal plus related accrued and unpaid interest relating to the debentures issued in November 2002 remained outstanding.

        In March 2003, we issued $150,000 of our secured convertible debentures to three accredited investors in the second stage of a three-stage offering. The secured convertible debentures are due March 3, 2003 and provide for interest at the rate of 12% per annum. The secured convertible debentures were accompanied by warrants to purchase up to an aggregate of 750,000 shares of common stock. The net proceeds of that offering, after payment of related expenses, were approximately $125,000. As of October 24, 2003, the full amount of the debentures issued in February 2003 remained outstanding.

        In May 2003, we issued $150,000 of our secured convertible debentures to three accredited investors in the third stage of a three-stage offering. The secured convertible debentures are due May 12, 2003 and provide for interest at the rate of 12% per annum. The secured convertible debentures were accompanied by warrants to purchase up to an aggregate of 750,000 shares of common stock. The net proceeds of that offering, after payment of related expenses, were approximately $125,000. As of October 24, 2003, the full amount of the debentures issued in August 2003 remained outstanding.

        As of October 24, 2003, we were in default under our obligations to register for resale shares of our common stock underlying certain of our outstanding convertible debentures. In addition, as of that date, we also were in default under our obligations to make quarterly interest payments under all of our outstanding convertible debentures. Also, as of that date, we were in default under our obligations to repay an aggregate of $113,590 of principal plus related accrued and unpaid interest on our convertible debentures due March 29, 2003, an aggregate of $150,000 of principal plus related accrued and unpaid interest on our convertible debentures due May 10, 2003, and an aggregate of $300,000 of principal plus related accrued and unpaid interest on our convertible debentures due June 17, 2003. We anticipate that these convertible debentures ultimately will be converted into shares of our common stock and that we therefore will not be obligated to repay the outstanding principal and accrued and unpaid interest amounts on those debentures.

        In October 2003, we issued a $50,000 convertible promissory note to three accredited investors in the first stage of a six-stage offering. The convertible promissory note is due October 9, 2004 and provides for interest at the rate of 12% per annum. The promissory note was accompanied by warrants to purchase up to an aggregate of 250,000 shares of common stock. The net proceeds of that offering were approximately $50,000. As of October 24, 2003, an aggregate of $50,000 of principal plus related accrued and unpaid interest relating to the convertible promissory note issued in October 2003 remained outstanding.

        As of October 24, 2003 we had an additional note due on demand payable in the approximate amount of $227,000. This note bears interest at an annual rate of 18%.

        Our continued operations are dependent on securing additional sources of liquidity through debt and/or equity financing.

        As indicated above, our consolidated financial statements as of and for the years ended September 30, 2002 and 2001 have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As discussed in this document and in Note 1 to our consolidated financial statements for the years ended September 30, 2002 and 2001, we have suffered recurring losses from operations and at September 30, 2002 had net capital and working capital deficiencies. These factors, among others, raised substantial doubt about our ability to continue as a going concern and led our independent certified public accountants to modify their unqualified opinion to include an explanatory paragraph related to our ability to continue as a going concern. The consolidated financial statements included in this document do not include any adjustments that might result from the outcome of this uncertainty.

        We have been, and currently are, working toward identifying and obtaining new sources of financing. Deteriorating global economic conditions may cause prolonged declines in investor confidence in and accessibility to capital markets. Further, our current secured convertible debenture financing documents contain notice and right of first refusal provisions and the grant of a security interest in substantially all of our assets in favor of the convertible debenture investors, all of which provisions will restrict our ability to obtain debt and/or equity financing.

        Any future financing that we may obtain may cause significant dilution to existing stockholders. Any debt financing or other financing of securities senior to common stock that we are able to obtain will likely include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common stock. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

        If adequate funds are not available, we may be required to delay, scale back or eliminate portions of our operations and product and service development efforts or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain of our technologies or potential products or other assets. Accordingly, the inability to obtain such financing could result in a significant loss of ownership and/or control of our proprietary technology and other important assets and could also adversely affect our ability to fund our continued operations and our product and service development efforts that historically have contributed significantly to our competitiveness.

        We have recently completed development of our H-Net{TM} system for commercial production and are now in a cost-reduction phase of development with the goal of deployment of our H-Net{TM} system in late 2003. We believe that if we are successful in deploying our H-Net{TM} system, we will begin to generate revenues from our business activities.

Effect of Inflation

        Inflation did not have any significant effect on the operations of the Company during the quarter ended June 30, 2003. Further, inflation is not expected to have any significant effect on future operations of the Company.

Impact of New Accounting Pronouncements

        Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires that we disclose estimated fair values for our financial instruments. The following summary presents a description of the methodologies and assumptions used to determine such amounts. Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular instrument. Changes in assumptions could significantly affect the estimates.

        Since the fair value is estimated at June 30, 2003, the amounts that will actually be realized or paid at settlement of the instruments could be significantly different. The carrying amount of cash and cash equivalents is assumed to be the fair value because of the liquidity of these instruments. Accounts payable, accrued compensation, due to officer, other current liabilities, and notes payable approximate fair value because of the short maturity of these instruments. Long-term debt is recorded at face value because the principal amount is convertible into common stock.

THE PRINCIPAL AND SELLING SECURITY HOLDERS
SECTION IS REPLACED WITH THE FOLLOWING:
------------------------------------------------------------------------

PRINCIPAL AND SELLING SECURITY HOLDERS

        As of October 24, 2003, a total of 526,534,342 shares of our common stock were outstanding. The following table sets forth information as of that date regarding the beneficial ownership of our common stock both before and immediately after the offering by:

        o each person known by us to own beneficially more than five percent, in the aggregate, of the outstanding shares of our common stock as of the date of the table;

        o       each selling security holder;

        o       each of our directors;

        o each executive officer named in the Summary Compensation Table contained elsewhere in this prospectus; and

        o       all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe each holder possesses sole voting and investment power with respect to all of the shares of common stock owned by that holder, subject to community property laws where applicable. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying notes or preferred stock held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group.

        All of the shares of common stock being offered under this prospectus are issuable upon conversion of debentures or upon exercise of warrants that were acquired by the selling security holders from us in connection with a private placement that we made effective as of November 27, 2002, March 3, 2003 and May 12, 2003. In the private placement effective November 27, 2002, we issued $200,000 in principal amount of secured convertible debentures due November 27, 2003 to three accredited investors, or the debenture investors, in exchange for gross proceeds of $200,000 in cash. In connection with that private placement, we also issued warrants to purchase up to an aggregate of 1,000,000 shares of our common stock to the debenture investors. In the private placement effective March 3, 2003, we issued $150,000 in principal amount of secured convertible debentures due March 3, 2004 to the debenture investors in exchange for gross proceeds of $150,000 in cash. In connection with that private placement, we also issued warrants to purchase up to an aggregate of 750,000 shares of our common stock to the debenture investors. In the private placement effective May 12, 2003, we issued $150,000 in principal amount of secured convertible debentures due May 12, 2004 to the debenture investors in exchange for gross proceeds of $150,000 in cash. In connection with that private placement, we also issued warrants to purchase up to an aggregate of 750,000 shares of our common stock to the debenture investors.

        The secured convertible debentures bear interest at an initial rate of 12% per year. The conversion price of the debentures, as amended, is equal to the lesser of (i) 40% of the average of the three lowest intraday trading prices of a share of our common stock for the twenty trading days immediately preceding a conversion date, and (ii) $.01. The conversion price also is subject to customary anti-dilution adjustments in connection with mergers, acquisitions, stock splits, dividends and the like.

        We agreed to register for resale a total of 200% of the shares of common stock that may be issuable upon conversion of the convertible debentures and related warrants. The shares of common stock being offered under this prospectus include shares of common stock issuable upon conversion of the secured convertible debentures and upon exercise of the related warrants without regard to the exercise limitations described below.

        The terms of the secured convertible debentures and the warrants prohibit conversion of the secured convertible debentures or exercise of the warrants to the extent that conversion of the debentures would result in the debenture investor, together with its affiliates, beneficially owning in excess of 4.9% of our outstanding shares of common stock, and to the extent that exercise of the warrants would result in the debenture investor, together with its affiliates, beneficially owning in excess of 4.9% of our outstanding shares of common stock. A debenture investor may waive the 4.9% limitation upon 60 days' prior written notice to us. Also, these limitations do not preclude a debenture investor from converting or exercising a secured convertible debenture or warrant and selling shares underlying the secured convertible debenture or warrant in stages over time where each stage does not cause the investor and its affiliates to beneficially own shares in excess of the limitation amounts. Despite the limitations contained in the secured convertible debentures and warrants, the number of shares shown in the table as beneficially owned by each debenture investor prior to this offering is in excess of 4.9% of the shares of our common stock outstanding based on the date of the table. The number of shares being offered by each debenture investor under this prospectus is in excess of the amount of shares issuable to that investor without such investor's waiver of the conversion and exercise limitations discussed above.

        We have agreed to pay expenses, other than broker discounts and commissions, if any, in connection with this prospectus. We have agreed with some of the selling security holders to prepare and file all amendments and supplements to the registration statement of which this prospectus is a part as may be necessary under the rules and regulations of the Securities Act of 1933 to keep it effective until the earlier of:

        o the date that all shares of common stock offered under this prospectus may be resold by those holders in a public transaction without volume limitations or other material restrictions without registration under the Securities Act, including without limitation, under Rule 144 under the Securities Act; and

        o the date that all shares of common stock offered by those holders under this prospectus have been resold.

        We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling security holders.


Name and Address of              Title of        Shares Beneficially Owned       Shares        Shares Beneficially
of Beneficial Owner (1)(2)        Class          Prior to the Offering       Being Offered  Owned After the Offering(3)
                                                        Number                                 Number     % of Class
__________________________      ________        _________________________    _____________   __________________________
Robert A. Spigno..........      Common                11,436,210(4)                 --         11,436,210    2.15%

                            Class A Preferred            450,020(5)                 --            450,020  100.00%

                            Class B Preferred            500,000(6)                 --            500,000  100.00%

Patricia A. Spigno........      Common                 2,423,863(7)                 --          2,423,863       *

Lawrence Muirhead.........      Common                   971,393                    --            971,393       *

Melissa McGough...........      Common                   454,138(8)                 --            454,138       *

AJW Partners, LLC               Common                51,500,570(9)             51,500,570(9)        --         --

AJW Offshore, Ltd.........      Common                51,500,570(9)             51,500,570(9)        --         --

AJW Qualified Partners,
LLC.......................      Common                51,501,486(9)             51,501,486(9)          --         --

All directors and executive
officers
as a group (4 persons)          Common                15,285,604(10)                 --           15,285,604   2.86%
                            Class A Preferred            450,020(5)                  --             450,020  100.00%
                            Class B Preferred            500,000(6)                  --             500,000  100.00%

        _______________

        *       Less than 1.00%
        (1) The address of each director and executive officer named in this table is c/o ConectiSys Corporation, 24730 Avenue Tibbitts, Suite 130, Valencia, California 91355. Mr. Spigno and Mr. Muirhead are directors and executive officers of ConectiSys. Ms. McGough is a director of ConectiSys. Ms. Spigno is an executive officer of ConectiSys.
        (2) The address of each of AJW Partners, LLC, AJW Offshore, Ltd. and AJW Qualified Partners, LLC is 1044 Northern Boulevard, Suite 302, Roslyn, New York 11576. AJW Offshore, Ltd. was formerly known as AJW/New Millennium Offshore, Ltd. AJW Qualified Partners was formerly known as Pegasus Capital Partners, LLC.
        (3)     Assumes all shares of class being offered are sold.
        (4) Includes 1,443,654 shares underlying options and 5,000,000 shares issuable upon conversion of Class B Preferred Stock. Mr. Spigno holds an option to purchase Class B Preferred Stock.
        (5) Includes an option to purchase up to 250,000 shares of Class A Preferred Stock.
        (6) Represents an option to purchase up to 500,000 shares of Class B Preferred Stock.
        (7)     Includes 500,000 shares underlying options.
        (8)     Includes 100,000 shares underlying options.
        (9) The number of shares set forth in the table for the selling security holders represents an estimate of the number of shares of common stock to be offered by the selling security holders. The number of shares set forth in the table for the selling security holders does not include shares of common stock issuable upon conversion of any debentures or exercise of related warrants issued to the selling security holders in connection with the debenture financing transactions of ConectiSys Corporation that occurred in March 2002, May 2002 and June 2002. In addition, the number of shares set forth in the table for the selling security holders does not include shares of common stock issuable upon conversion of a Convertible Promissory Note or warrants issued to the selling security holders in connection with a note financing transaction of ConectiSys Corporation that occurred in October 2003. The actual number of shares of common stock issuable upon conversion of the debentures and exercise of the related warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time including, among other factors, the future market price of the common stock. The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as

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                may be issued or issuable upon conversion of the debentures and exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933. Under the terms of the debentures, if the debentures had actually been converted on October 24, 2003, the conversion price would have been $.0014. Under the terms of the warrants, if the warrants had actually been converted on October 24, 2003, the exercise price would have been $.005.
        (10)    Includes 7,043,654 shares underlying options.


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